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FORM X-17A-5
PART III

SEC FILE NUMBER
8-30994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 3/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossmark Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15375 Memorial Dr., Suite 200
(No. and Street)

Houston (City) Texas (State) 77079 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Mims (713) 243-6764
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section MAY 29 2019 Washington, DC 406

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) Celeste (City) Texas (State) 75743 (Zip Code)

CHECK ONE:

✓ Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael L. Kern, III, CFA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossmark Distributors, Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MIMS
My Notary ID # 11963645
Expires August 22, 2021

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSMARK
DISTRIBUTORS

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crossmark Distributors, Inc. as of March 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended March 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crossmark Distributors, Inc. as of March 31, 2019, and the results of its operations and its cash flows for the year ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crossmark Distributors, Inc.'s management. Our responsibility is to express an opinion on Crossmark Distributors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Crossmark Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Crossmark Distributors, Inc.'s financial statements. The supplemental information is the responsibility of Crossmark Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Crossmark Distributors, Inc.'s auditor since 2018.

Celeste, Texas
May 24, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS	
Cash	$ 233,202
Accounts receivable – related party	87,820
Income tax receivable - Parent	12,355
Prepaid expenses	25,346
TOTAL ASSETS	$ 358,723
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Distribution and platform fees due to service organizations	$ 84,355
TOTAL LIABILITIES	84,355
STOCKHOLDER'S EQUITY	
Common stock, $5 par value; 5,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	310,000
Accumulated deficit	(60,632)
TOTAL STOCKHOLDER'S EQUITY	274,368
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 358,723

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2019

REVENUES	
Service and distribution fees	$ 531,174
Administrative service fees	704,266
TOTAL REVENUES	1,235,440
EXPENSES	
Service and distribution fees	407,997
Platform fees	759,305
Regulatory fees	25,243
Professional fees	25,107
Office and administrative services - Parent	72,000
Other expenses	16,973
TOTAL EXPENSES	1,306,625
Net loss before provision for income taxes	(71,185)
Federal income tax benefit – current	12,355
NET LOSS	$ (58,830)

See accompanying notes to financial statements

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2019

	Common Stock	Additisonal Paid-in Capital	Accumulated Deficit	Total
Balance at April 1, 2018	$25,000	$160,000	$ (1,802)	$183,198
Net loss	-	-	(58,830)	(58,830)
Additional paid-in capital contributed	-	150,000	-	150,000
Balance at March 31, 2019	$25,000	$310,000	$ (60,632)	$274,368

See accompanying notes to financial statement

CROSSMARK DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (58,830)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable – related party	53,716
Increase in income tax receivable – Parent	(12,355)
Increase in prepaid expenses	(25,346)
Increase in distribution and platform fees due to service organizations	12,589
NET CASH USED IN OPERATING ACTIVITIES	(30,226)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital contributed	150,000
NET INCREASE IN CASH	119,774
CASH – beginning of year	113,428
CASH – end of year	$ 233,202

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements

NOTE A – NATURE OF OPERATIONS

Crossmark Distributors, Inc., ("Company") was incorporated in the state of Delaware in 1983 and is a wholly-owned subsidiary of Crossmark Global Holdings, Inc., ("Parent") a Delaware Corporation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Effective January 1, 2019, the Firm is exempt from Securities Investor Protection Corporation (SIPC) membership. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily of providing service, distribution and administrative services to Steward Funds, Inc. ("SFI"), a related party registered open-end management investment company. The Company also has selling agreements with certain other unaffiliated registered investment companies.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable primarily consists of receivables due from SFI which are settled monthly. On a periodic basis, the Company evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Revenue Recognition: The Company earns revenue from service, distribution and administrative service fees. Generally, each of the services promised in the Company's customer agreements is considered a separate performance obligation and is the basis for determining when revenue is recognized. Each of the fees is allocated to each distinct performance obligation and revenue is recognized when, or as the Company satisfies its promises. The consideration for the Company's services is generally variable and included in revenues when it is improbable that a significant reversal could occur in the future. For certain client agreements, the Company has the discretion to hire a third-party to provide services to its customers. In these circumstances, the Company is generally deemed to control the services before transferring them to the customers, and accordingly presents the revenues gross of the related third-party service, distribution and platform fees.

The Company adopted the requirements of Accounting Standards Update (ASU) No. 2014-09. Revenue from Contracts with Customers (Topic 606) (Accounting Standards Codification (ASC) 606 ("ASC 606")) effective April 1, 2018. There was no cumulative effect adjustment to retained earnings as of April 1, 2018, as a result of the adoption of ASC 606. In connection with the adoption of this guidance, the Company reevaluated its revenue contracts and determined that the new guidance did not change the timing of when the Company recognizes revenue.

SFI has adopted a Service and Distribution Plan (the "Service and Distribution Plan") amended effective as of September 8, 2017, pursuant to Rule 12b-1 under the Investment Company Act of 1940 that provides that out of assets attributable to its Class A and Class C shares, SFI shall compensate the Company for costs and expenses incurred in connection with the distribution, marketing and servicing of SFI Class A and Class C shares. Under the Service and Distribution Plan, SFI pays the Company an amount computed monthly at the annual rate of 0.25% and 1.00% for SFI's Class A and Class C average daily net assets (including reinvested dividends paid with respect to those assets), respectively, for accounts where the Company is the broker of record. Of this amount, the Company allocates to securities brokers and dealers (which may include the Company itself) and other financial institutions and

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

organizations (collectively ''Service Organizations'') distribution and platform fees based on the particular Fund's average net assets owned by stockholders for whom the Service Organizations have a servicing relationship.

SFI has also adopted an Administrative Services Plan ("Administrative Services Plan") amended effective as of September 8, 2017, that provides that SFI, out of assets attributable to its Class A, Class C, and Institutional Class shares, SFI shall compensate the Company to cover the costs of payments to certain third-party shareholder service providers related to the administration of group accounts in which SFI's shareholders participate. The amount of such payments may not exceed, on an annual basis, 0.10% of the average daily net assets of Class A, Class C, or Institutional Class shares, respectively, of SFI. For Class A shares and Class C shares, this fee is in addition to fees payable under the Service and Distribution Plan. Institutional Class shares are not subject to the Service and Distribution Plan.

The Company generally receives service, distribution and administrative service fees monthly, based on the assets under management in SFI, which change based on fluctuations in financial markets and net cash investor flows of SFI. Accordingly, this represents variable consideration. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, the uncertainty is dependent on the value of the shares at future points in time, as well as the length of time the investor remains in SFI, both of which are highly susceptible to factors outside the Company's influence. Accordingly, the Company does not believe that it can overcome this constraint until the market value of SFI and the investor activities are known, which are usually monthly. Service, distribution and administrative service fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company enters into arrangements with other unaffiliated registered investment companies (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

<u>Income Taxes:</u> The Company is included in the consolidated federal income tax return of its Parent. Federal income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent. At March 31, 2019, $12,355 is receivable from Parent for separate federal income taxes.

The Company is also subject to state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of March 31, 2019, open Federal tax years include the tax years ended March 31, 2016 through March 31, 2018.

NOTE C – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATIONS

The Company, the Parent, and SFI are under common control and the existence of that control could create operating results and financial condition significantly different than if the companies were autonomous.

Under the Service and Distribution Plan with SFI, the Company earned $478,526 for the year ended March 31, 2019, of which $36,819 is receivable at March 31, 2019.

Under the Administrative Services Plan with SFI, the Company earned $704,266 for the year ended March 31, 2019, of which $51,001 is receivable at March 31, 2019.

The Company earned substantially all of its revenue from SFI for the year ended March 31, 2019. The Company is economically dependent upon SFI due to the concentration of revenue provided by them.

The Company has service, distribution and administrative service fees receivable due from SFI totaling $87,820, or approximately 24% of total assets, at March 31, 2019.

The Company has $12,355 receivable from Parent for separate federal income taxes at March 31, 2019.

Certain officers and directors of SFI are also officers and/or directors of the Company.
The Parent and the Company have entered into an office and administrative services agreement ("Agreement") for an initial term of one year through April 1, 2018. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of any subsequent term. The Agreement has automatically renewed through April 1, 2020. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent allocates a pro-rata portion of such expenses incurred by the Parent on account of the Company. In making such allocation the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities or services. Office and administrative fees under this agreement totaled $72,000 for the year ended March 31, 2019. The Parent and the Company renewed the Agreement effective April 1, 2019 with an annual fee of $74,400 for the fiscal year ending March 31, 2020, which is paid monthly in advance.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had a net capital of $148,847, which was $123,847 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

NOTE E – SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to March 31, 2019, and through May 24, 2019, the date financial statements were available to be issued.

As of February 27, 2019 the Board of Directors of SFI renewed the Sales and Distribution Plan and the Administrative Services Plan between SFI and the Company which paid .010% of the average daily net assets of the applicable share class of SFI. As of May 16, 2019 the Board of Directors of SFI changed the name of the Administrative Service Plan to the Sub-Accounting Services Plan with respect to its Class A, Class C and Institutional Class shares. For asset-based fee arrangements between the Company and third party providers, the amounts payable to the Company under the Sub-Accounting Services Plan may not exceed, on an annual basis, 0.20% of the average daily net assets of the applicable share class of SFI. For per-account arrangements between the Company and third party providers, the amounts payable to the Company may not exceed, on an annual basis, $20 per account. These fees are in addition to any fees payable under the Service and Distribution Plan. The Company expects to continue to receive service and distribution fees under the Service and Distribution Plan.

As of May 1, 2019, all invoices associated with the Service and Distribution Plan and the Sub-Accounting Services Plan will be paid on behalf of SFI through Northern Trust, Inc. under the supervision of the Company pursuant to a Transfer Agency Agreement and a Fund Accounting and Administration Agreement between SFI and Northern Trust. The impact of this change will result in a significant reduction in revenue and corresponding expenses for the Company.

CROSSMARK DISTRIBUTORS, INC.
SCHEDULE I – Supplemental Information Pursuant to Rule 17a-5
MARCH 31, 2019

NET CAPITAL	
Total stockholder's equity	$ 274,368
Deductions for non-allowable assets:	
Accounts receivable – related party	87,820
Income tax receivable – Parent	12,355
Prepaid expenses	25,346
NET CAPITAL	$ 148,847
AGGREGATE INDEBTEDNESS	
Distribution and platform fees due to service organizations	$ 84,355
TOTAL AGGREGATE INDEBTEDNESS	$ 84,355
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 25,000
Net capital in excess of required minimum	$ 123,847
Ratio of aggregate indebtedness to net capital	0.57 to 1

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 148,847
Adjustment to record current income tax benefit/receivable	12,355
Increase in deduction for non-allowable income tax receivable - Parent	(12,355)
Net capital as computed above	$ 148,847

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING THE RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See notes to financial statements and report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Crossmark Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crossmark Distributors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crossmark Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (exemption provisions) and (2) Crossmark Distributors, Inc. stated that Crossmark Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crossmark Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crossmark Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 24, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Crossmark Distributors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Crossmark Distributors, Inc. and the SIPC, solely to assist you and SIPC in evaluating Crossmark Distributors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period April 1, 2018 to December 31, 2018 (the date the Company became excluded from membership in SIPC). Crossmark Distributors, Inc.'s management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount included on the Annual Audited Report Form X-17A-5 Part III for the period April 1, 2018 to December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the period April 1, 2018 to December 31, 2018, noting that total revenue reported in Form SIPC-7 should have been $947,829 rather than $633,759, which combined with the difference noted below had no impact on the general assessment amount;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting that total deductions reported in Form SIPC-7 should have been $947,829 rather than $633,759, which combined with the difference noted above had no impact on the general assessment amount; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Crossmark Distributors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the period April 1, 2018 to December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of Crossmark Distributors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
May 24, 2019